SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkosa Marketing Berhad)

A Member of The Lion Group

[redacted]

07022840

4 April 2007

SUPPL

RECEIVED

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 April 2007, Re: Silverstone Corporation Berhad ("Silverstone or the "Company") - Decision in respect of the Appeal against the de-listing of the securities of Silverstone from the Official List of Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
APR 26 2007
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

General Announcement
Reference No O&-070404-33464

Submitting Merchant Bank	:	**KENANGA INVESTMENT BANK BERHAD**
Company Name	:	**SILVERSTONE CORPORATION BERHAD**
Stock Name	:	**SILSTON**
Date Announced	:	**04/04/2007**

KENANGA INVESTMENT BANK BERHAD CORPORATE FINANCE TEL: 03-2164 6689 FAX: 03-2164 6690 (15678-H)

Type	:	**Announcement**
Subject	:	**SILVERSTONE CORPORATION BERHAD ("SILVERSTONE" OR THE "COMPANY")**

Decision in respect of the Appeal against the de-listing of the securities of Silverstone from the Official List of Bursa Malaysia Securities Berhad

Contents :

We refer to the Company's announcement dated 26 February 2007 in relation to Bursa Malaysia Securities Berhad's ("**Bursa Securities**") decision to de-list the securities of the Company from the Official List of Bursa Securities at 9.00 am on Thursday, 8 March 2007.

Kenanga Investment Bank Berhad (formerly known as K & N Kenanga Bhd) ("**KIBB**"), on behalf of the Company, had on 5 March 2007 submitted an appeal to Bursa Securities' Appeals Committee ("**Appeals Committee**") to re-consider the decision of Bursa Securities to de-list the Company's securities from the Official List of Bursa Securities (the "**Appeal**").

After due consideration of all the facts and circumstances of the matter, the Appeals Committee of Bursa Securities had vide its letter dated 3 April 2007 resolved that the appeal by the Company be disallowed and decided to de-list the securities of the Company from the Official List of Bursa Securities as Silverstone does not have an adequate level of financial condition to warrant continued listing on the Official List of Bursa Securities.

In relation thereto, please be informed that the securities of the Company will be removed from the Official List of Bursa Securities at 9.00 am on Friday, 13 April 2007.

With respect to the securities of the Company which are currently deposited with Bursa Malaysia Depository Sdn Bhd ("**Bursa Depository**"), the securities may remain deposited with Bursa Depository notwithstanding the de-listing of the securities from the Official List of Bursa Securities. It is not mandatory for the securities of the Company to be withdrawn from Bursa Depository.

Alternatively, shareholders of the Company who intend to hold their securities in the form of physical certificates, can withdraw these securities from their Central Depository System (CDS) accounts maintained with Bursa Depository at anytime after the securities of the Company are de-listed from the Official List of Bursa Securities by submitting an application form for withdrawal in accordance with the procedures prescribed by Bursa Depository. Shareholders of the Company can contact any Participating Organisation of Bursa Securities and/or Bursa Securities' General Line at 03-2034 7000 for further information on the withdrawal procedures.

This announcement is dated 3 April 2007.

END